UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IES Holdings, Inc.

File No. 5-52755 – CTR#3960

Tontine Capital Overseas Master Fund II, LP (the "Filing Person") submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Schedule 13D/A filed on September 8, 2023 relating to its beneficial ownership of shares of common stock of IES Holdings, Inc.

Based on representations by the Filing Person that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 99.3

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance